CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Commodity-Linked Notes Linked to the Merrill Lynch Commodity Index eXtra A6LS 2x Leveraged Excess Return Index, due November 21, 2012	40	$100,000	$4,000,000	$458.40

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

   Pricing Supplement No. 741

   (To Prospectus dated April 20, 2009, Series L Prospectus

   Supplement dated April 21, 2009, and Product Supplement

   CLN-2 dated December 29, 2009)

   October 6, 2011

   Commodity-Linked Notes Linked to the Merrill Lynch Commodity index eXtra A6LS 2x Leveraged Excess Return Index,

   due November 21, 2012

Issuer:	Bank of America Corporation
Pricing Date:	October 6, 2011
Issue Date:	October 13, 2011
Stated Maturity Date:	November 21, 2012
Aggregate Principal Amount:	$4,000,000
Underlying Index:	Merrill Lynch Commodity index eXtra A6LS 2x Leveraged Excess Return Index (Bloomberg symbol: “MLCI2A6L”)
Starting Value:	366.5771
Ending Value:

The closing level of the Underlying Index on the Valuation Date. If it is determined that the scheduled Valuation Date is not an Index Business Day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described beginning on page S-27 of product supplement CLN-2.

Leverage Factor:	3
Investor Fee:

The greater of (a) the fixed percentage of 0.00% and (b) a percentage equal to 0.80% per annum, as described beginning on page S-18 of product supplement CLN-2 under “Description of the Notes—Payment at Maturity.”

Treasury Rate Charge:	Not Applicable
Interest Rate Basis:	LIBOR
Designated Maturity:	One Month
Interest Reset Dates:	The 21st of each calendar month, commencing on November 21, 2011.
Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.
Spread:	Plus 50 basis points
Initial Optional Redemption Date:	October 13, 2011
Upper Mandatory Redemption Trigger Level:	Not Applicable
Lower Mandatory Redemption Trigger Level:	85% of the Starting Value
NPV Factor:	Not Applicable
Bear Note:	No
Calculation Agent:	Merrill Lynch Commodities, Inc.
Listing:	No listing on any securities exchange.
CUSIP:	06048WHR4

	Per Note	Total
Public Offering Price(1)	$100,000	$4,000,000
Underwriting Discount	$0	$0
Proceeds, before expenses, to Bank of America Corporation	$100,000	$4,000,000

   (1)    Plus accrued interest from October 13, 2011, if settlement occurs after that date.

The Notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page S-8 of the product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this tem sheet, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on or about October 13, 2011 against payment in immediately available funds.

Bank of America Merrill Lynch

Selling Agent

ADDITIONAL RISK FACTORS

There is no assurance that the methodology of the Underlying Index will result in the Underlying Index generating a positive return.

The Underlying Index is composed of exchange-traded commodities futures contracts included in the Merrill Lynch Commodity index eXtraSM A06 Index – Excess Return (“MLCXA06E”) and in the Dow Jones-UBS Commodity IndexSM – Excess Return (“DJUBS”) (each, a “Component Index”). The methodology and criteria used to determine the composition of the Underlying Index and the calculation of the level of the Underlying Index are designed to enable the Underlying Index to serve as a measure of the return of a hypothetical long position in the commodities included in the MLCXA06E and a hypothetical short position in the commodities included in the DJUBS. It is possible that the methodology and criteria of the Underlying Index will not be successful, and that the level of the Underlying Index will decline, or will not perform as well as other commodity-linked indices or investments.

Differences in the impact of roll yield on the Component Indices may reduce the level of the Underlying Index.

Commodity indices generally reflect movements in commodity prices by measuring the value of futures contracts for the applicable commodities. To maintain the Component Indices, as futures contracts approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” The levels of the Component Indices are calculated as if the expiring futures contracts included in those indices are sold and the proceeds from those sales are used to purchase longer-dated futures contracts. The difference in the price between the contracts that are sold and the new contracts for more distant delivery that are purchased is called “roll yield.” A “futures curve” is a hypothetical curve created by plotting futures contracts prices for an underlying commodity.

The futures contracts included in the DJUBS are typically rolled from front-month contracts into third-month contracts; however the futures contracts included in the MLCXA06E are typically rolled from and to contracts with more distant delivery dates, as described on Page PS-7 below. If the expiring futures contract included in a Component Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “backwardation.” In this case, the effect of the roll yield on the level of a Component Index will be positive because it costs less to replace the expiring futures contract. However, the positive effect on the DJUBS is expected to be greater than the positive effect on MLCXA06E because the roll yield between front-month contracts and third-month contracts is generally greater than the roll yield of contracts with more distant delivery dates. If the expiring futures contract included in a Component Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango.” In this case, the effect of the roll yield on the level of a Component Index will be negative because it will cost more to replace the expiring futures contract. However, the negative effect on the DJUBS is expected to be greater than the negative effect on the MLCXA06E.

Because the Underlying Index measures a hypothetical long position in the futures contracts included in the MLCXA06E and a hypothetical short position in the futures contracts included in the DJUBS, if the markets for the commodities included in those indices are in contango, the level of the DJUBS is expected to decrease to a greater extent than the MLCXA06E, resulting in an increase in the level of the Underlying Index. However, if the markets for the commodities included in the Component Indices are in backwardation, the level of the DJUBS is expected to increase to a greater extent than the MLCXA06E, resulting in a decrease in the level of the Underlying Index. There is no indication that the markets for the commodities included in the Component Indices will consistently be in contango or that there will be a negative roll yield that increases the level of the Underlying Index. If all other factors remain constant, the presence of backwardation in the market for a commodity included in the Component Indices could result in positive roll yield, which, as a result of the short position in the DJUBS, could decrease the level of the Underlying Index and the value of the Notes. As discussed below, because the level of Underlying Index is calculated based upon two times the difference in the change of the level of the MLCXA06E as compared to the DJUBS, the negative impact on your investment in the Notes of such positive roll yield will be increased.

If the returns of the Component Indices are highly correlated, the level of the Underlying Index will not increase.

The Underlying Index measures a hypothetical long position in the futures contracts included in the MLCXA06E and a hypothetical short position in the futures contracts included in the DJUBS. Both of these component indices track a significant number of commodities. If the percentage changes in the levels of these indices are highly correlated during any period, the level of the Underlying Increase will not increase to a significant extent during that period. If such correlation continues during a significant portion of the term of the Notes, the return on the Notes may be less than the return available to you on other investments.

The Index Manager or CME Indexes and UBS Securities may from time to time modify the methodology for determining the composition and calculation of the Underlying Index or the Component Indices.

Merrill Lynch Commodities, Inc. (the “Index Manager”), which is one of our subsidiaries, is the Index Manager and retains the discretion to modify the methodology for determining the composition and the level of the Underlying Index or the MLCXA06E at any time. CME Group Index Services LLC (“CME Indexes”) and UBS Securities LLC (“UBS Securities”) retain the discretion to modify the methodology for determining the composition and the level of the DJUBS at any time. Each of the Index Manager and CME Indexes and UBS Securities reserves the right to modify the methodology and calculation of the Underlying Index, the MLCXA06E, or the DJUBS from time to time, if it believes that modifications are necessary or appropriate. It is possible that certain of these modifications will adversely affect the level of the Underlying Index or any Component Index and, accordingly, cause the market value of the Notes and the Redemption Amount to decrease.

Changes in laws or regulations may affect the value of the Notes.

The values of the Component Indices or the commodities included in or represented by those Component Indices could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies, courts, or other official bodies. Any event of this kind could adversely affect the level of the Underlying Index or any Component Index and, as a result, could adversely affect the value of the Notes.

Additional conflicts of interest may exist.

One of our subsidiaries, Merrill Lynch, Pierce, Fenner & Smith Limited (the “Index Publisher”), is the Index Publisher, and another of our subsidiaries, Merrill Lynch Commodities, Inc., is the Index Manager. In certain circumstances, the Index Publisher’s and the Index Manager’s roles as our subsidiaries and their responsibilities with respect to the Underlying Index or the MLCXA06E could give rise to conflicts of interest. Even though the Underlying Index and the MLCXA06E will be calculated in accordance with certain principles, its calculation and maintenance require that certain judgments and decisions be made. The Index Publisher and the Index Manager will be responsible for these judgments and decisions. As a result, the determinations made by the Index Publisher and/or the Index Manager could adversely affect the level of the Underlying Index or the MLCXA06E and, accordingly, decrease the Redemption Amount. In making any determination with respect to the Underlying Index and the MLCXA06E, neither the Index Publisher nor the Index Manager is required to consider your interests as a holder of the Notes.

Further, Merrill Lynch Commodities, Inc. faces a potential conflict of interest between its role as Index Manager and its active role in trading commodities and derivatives instruments based upon the components of the Underlying Index or the MLCXA06E.

Trading and other transactions by UBS AG (“UBS”), UBS Securities, and their affiliates in the futures contracts comprising the DJUBS and the underlying commodities may affect the level of the DJUBS.

UBS, UBS Securities, and their affiliates actively trade futures contracts and options on futures contracts on the commodities included in the DJUBS. UBS, UBS Securities, and their affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of the commodities included in the DJUBS or are linked to the performance of the DJUBS. Certain of UBS’s or UBS Securities’ affiliates may underwrite or issue other securities or financial instruments linked to the DJUBS and related indices, and CME Indexes and UBS Securities and certain of their affiliates may license the DJUBS for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the DJUBS. For instance, a market-maker in a financial instrument linked to the performance of the DJUBS may expect to hedge some or all of its position in that financial instrument. Purchase or selling activity in the underlying commodities in order to hedge the market-maker’s position in the financial instrument may affect the market price of the futures contracts included in the DJUBS, which in turn may affect the level of the DJUBS. With respect to any of the activities described above, none of UBS, UBS Securities, CME Indexes, Dow Jones & Company, Inc., or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the Notes into consideration at any time.

Risks associated with the DJUBS may adversely affect the market price of the Notes.

The annual composition of the DJUBS will be calculated in reliance upon historic price, liquidity, and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the DJUBS. CME Indexes and UBS Securities may not discover every discrepancy and any discrepancies that require revision will not be applied retroactively. These discrepancies may adversely affect the level of the DJUBS and the market price of the Notes.

THE UNDERLYING INDEX

All disclosures contained in this pricing supplement regarding the Underlying Index and the Component Indices, including, without limitation, their make up, methods of calculation, and changes in their components, have been derived from publicly available sources or from information made available to us by the Index Manager, Index Publisher, CME Indexes or UBS Securities. The information reflects the policies of, and is subject to change by, the Index Manager, the Index Publisher, CME Indexes, or UBS Securities. None of the Index Manager, the Index Publisher, CME Indexes, or UBS Securities have any obligation to continue to publish, and may discontinue publication of, the Underlying Index or the Component Indices. The consequences of any of the Index Manager, the Index Publisher, CME Indexes, or UBS Securities discontinuing publication of the Underlying Index or a Component Index are discussed in the section of product supplement CLN-2 entitled “Description of the Notes—Discontinuance of an Underlying Index.” None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index, any Component Index, or any successor index.

The Underlying Index measures the return of a hypothetical long position in the commodity futures contracts included in the MLCXA06E and a hypothetical short position in the commodity futures contracts included in the DJUBS over time.

The Underlying Index is calculated in the manner described in the MLCX Handbook, with the following modifications. The MLCX Handbook is not part of this pricing supplement, or incorporated by reference in this pricing supplement.

Definitions

The “Contracts” are the futures contracts included in the MLCXA06E and in the DJUBS.

An “Index Business Day” is a day on which the New York Mercantile Exchange (NYMEX) is open for trading.

A “Rebalancing Day” is the last Index Business Day of each calendar month.

Rebalancing and Underlying Index Calculation

On any Index Business Day t, the Underlying Index, is calculated as follows:

It = IR ×	[	1 + 2 ×	(	At	–	Dt	)]
				AR		DR

where At represents the settlement value of the MLCXA06E and Dt represents the settlement value of the DJUBS as published by Bloomberg. IR represents the value of the Underlying Index on the Rebalancing Day R prior to t, AR represents the MLCXA06E settlement value on the Rebalancing Day R prior to t and DR represents the DJUBS settlement value on the Rebalancing Day R prior to t as published by Bloomberg. The Underlying Index was set to 100, I0=100, at inception on December 31, 2001, which is considered the first rebalancing day for the purpose of the Underlying Index calculation. If on any Rebalancing Day the resulting Underlying Index value is equal to or below zero, the Underlying Index value It will remain constant at that level for all following days until the next Rebalancing Day, instead of being calculated as described above.

If, on any Rebalancing Day, there is a Market Disruption Event (as defined below) for one or more Contracts, the Underlying Index will be calculated as follows:

(1)	The Underlying Index settlement value on the Rebalancing Day is calculated using the exchange published settlement price of all the Contracts, including those Contracts which have been affected by the Market Disruption Event.

(2)	From the day after the Rebalancing Day to a day (inclusive) when at least one of the Contracts affected by Market Disruption on the prior Rebalancing Day is not disrupted anymore, the Underlying Index settlement value is adjusted to account for the fact that the Contracts affected by Market Disruption Events on the prior Rebalancing Day could not be traded.

(3)	On the day when at least one of the Contracts affected by Market Disruption on the prior Rebalancing Day is not disrupted anymore, the Underlying Index is rebalanced again to the weights of the prior Rebalancing Day.

(4)	The steps 1-3 are repeated until a day when none of the Contracts are affected by a Market Disruption Event. If the Market Disruption Events persist for five consecutive business days, on the sixth business day, the Index Manager will use a different reference price, determined by commercially reasonable means to impose a Rebalancing Day.

(5)	In case the rebalancing in step 3 conflicts with a scheduled Rebalancing Day with different weights, then the scheduled rebalancing is performed instead.

The adjustments referred to in this section do not cover all events that may affect the value of the Underlying Index. Accordingly, there might be situations in which the Underlying Index may not be calculated and published.

A “Market Disruption Event” means the occurrence on any Index Business Day of any one or more of the following circumstances:

(1)	A material limitation, suspension, or disruption of trading in one or more Contracts which results in a failure by the exchange on which each such Contract is traded to report an exchange published settlement price for such contract on the day on which such event occurs or any succeeding day on which it continues.

(2)	The exchange published settlement price for any Contract included a “limit price”, which means that the exchange published settlement price for such contract for a day has increased or decreased from the previous day’s exchange published settlement price by the maximum amount permitted under applicable exchange rules.

(3)	Failure by the applicable exchange or other price source to announce or publish the exchange published settlement price for any Contract.

(4)	A suspension of trading in one or more Contracts, for which the trading does not resume at least ten minutes prior to the scheduled or rescheduled closing time.

Merrill Lynch Commodity index eXtraSM A06 Index—Excess Return

The MLCXA06E was launched in April 2010, and is a modified version of the Merrill Lynch Commodity index eXtra (the “MLCX”). The MLCX is more fully described in product supplement CLN-2 under “The Underlying Indices—Merrill Lynch Commodity index eXtraSM.” The MLCXA06E differs from the MLCX in that it uses a different roll schedule, consists of a different set of commodities, and has different weightings for each of the six Market Sectors (as defined below). The target weightings for the commodities included in the MLCXA06E are set in January of each year, and the weightings of the commodities are rebalanced monthly based on the price of futures contracts for the commodity on the first business day preceding the start of the roll period for that month. The nineteen commodities, with their respective approximate percentage weights (rounded to one decimal place), as of October 6, 2011, are listed below:

Market Sector	Commodity	Weight	Exchange/Trading Facility

Energy	Crude oil (WTI)	14.1%	New York Mercantile Exchange (NYMEX)
	Natural Gas	10.4%	New York Mercantile Exchange (NYMEX)
	Gasoline	3.9%	New York Mercantile Exchange (NYMEX)
	Heating oil	4.2%	New York Mercantile Exchange (NYMEX)

Grains & Oil Seeds	Soybean	7.2%	Chicago Board of Trade (CBOT)
	Corn	7.6%	Chicago Board of Trade (CBOT)
	Wheat	4.0%	Chicago Board of Trade (CBOT)
	Soybean Oil	2.7%	Chicago Board of Trade (CBOT)

Base Metals	Copper	6.1%	London Metals Exchange (LME)
	Aluminum	4.9%	London Metals Exchange (LME)
	Zinc	2.3%	London Metals Exchange (LME)
	Nickel	1.9%	London Metals Exchange (LME)

Soft Commodities & Others	Sugar	3.0%	ICE Futures (ICE)
	Coffee	2.5%	ICE Futures (ICE)
	Cotton	1.5%	ICE Futures (ICE)

Precious Metals	Gold	13.4%	New York Mercantile Exchange (COMEX)
	Silver	3.8%	New York Mercantile Exchange (COMEX)

Livestock	Live Cattle	4.1%	Chicago Mercantile Exchange (CME)
	Lean Hogs	2.4%	Chicago Mercantile Exchange (CME)

The MLCXA06E Roll Mechanism

The following table sets forth the futures contracts constituting the MLCXA06E held during each month of the year, and their corresponding delivery months. The letters designating the delivery month for each contract held at the start of that month are set forth below. For example, based on the table below, a gold contract held in April would specify a delivery date in August of the same year, while a sugar contract held in August would specify a delivery date in May of the following year.

During the first 15 business days of each month, certain contracts constituting the MLCXA06E are rolled from the contract then held at the start of the month to a contract with a future delivery month. There may be no roll for a given contract for a given month. For example, a wheat futures contract included in the MLCXA06E at the beginning of January would have a delivery date in July of the same year, and a nickel contract included in the MLCXA06E at the beginning of January would have a delivery date in April of the same year. There would be no roll of the wheat contract from January to February, while the nickel contract would be rolled during a 15-business day period in January from a contract with a delivery date in April to a contract with a delivery date in May of the same year.

Contract	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Crude oil (WTI)	J	K	M	N	Q	U	V	X	Z	F+	G+	H+
Heating oil (NYMEX)	J	K	M	N	Q	U	V	X	Z	F+	G+	H+
Wheat	N	N	U	U	Z	Z	H+	H+	H+	K+	K+	K+
Corn	N	N	U	U	Z	Z	H+	H+	H+	K+	K+	K+
Aluminum	J	K	M	N	Q	U	V	X	Z	F+	G+	H+
Gold	J	M	M	Q	Q	Z	Z	Z	Z	G+	G+	J+
Natural Gas	J	K	M	N	Q	U	V	X	Z	F+	G+	H+
Live Cattle	M	Q	Q	V	V	Z	Z	G+	G+	J+	J+	M+
Soybean	N	N	X	X	F+	F+	F+	F+	H+	H+	K+	K+
Coffee	N	N	U	U	Z	Z	H+	H+	H+	K+	K+	K+
Nickel	J	K	M	N	Q	U	V	X	Z	F+	G+	H+
Zinc	J	K	M	N	Q	U	V	X	Z	F+	G+	H+
Sugar	N	N	V	V	H+	H+	H+	K+	K+	K+	K+	K+
Silver	K	K	N	N	U	U	Z	Z	Z	H+	H+	H+
Gasoline (RBOB)	J	K	M	N	Q	U	V	X	Z	F+	G+	H+
Lean Hogs	M	N	N	Q	V	Z	Z	G+	G+	J+	J+	M+
Soybean Oil	N	N	Q	Q	U	Z	F+	F+	F+	H+	K+	K+
Cotton	K	N	N	Z	Z	Z	H+	H+	H+	H+	K+	K+
Copper	J	K	M	N	Q	U	V	X	Z	F+	G+	H+

Month Letter Code: January F, February G, March H, April J, May K, June M, July N, August Q, September U, October V, November X, and December Z. A “+” following the contract indicates a contract of the following year.

The MLCXA06E is calculated by the Index Publisher based on the official settlement or similar prices for the applicable contracts. The Index Manager applies the daily percentage change in the prices of the futures contracts included in the MLCXA06E to the prior trading day’s level of the MLCXA06E in order to calculate the current level of the MLCXA06E. The MLCXA06E is calculated in the manner described in the MLCX Handbook, as modified to reflect the commodities and weightings that the MLCXA06E measures. The MLCX Handbook is not part of this pricing supplement, or incorporated by reference in this pricing supplement.

“Merrill Lynch Commodity index eXtraSM” is a registered service mark and trademark of our subsidiary, Merrill Lynch & Co., Inc.

Dow Jones-UBS Commodity IndexSM – Excess Return

The 19 commodities selected for inclusion in the DJUBS for 2011 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat, and zinc. See “The Underlying Indices—Dow Jones-UBS Commodity IndexSM” beginning on page S-31 of product supplement CLN-2 for information about the DJUBS.

“Dow Jones®,” “DJ,” “UBS,” “Dow Jones-UBS Commodity IndexSM – Excess Return,” “DJUBSSM” are service marks of Dow Jones Trademark Holdings, LLC and UBS, as the case may be, and have been licensed for use by us for certain purposes. The Notes are not sponsored, endorsed, sold, or promoted by CME Indexes, Dow Jones & Company, Inc., UBS, UBS Securities, or any of their respective subsidiaries or affiliates, and none of these entities or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in the Notes.

HISTORICAL INFORMATION

The following graph sets forth the daily historical performance of the Underlying Index in the period from January 2006 through September 2011. The Underlying Index was launched in August 2011 and the MLCXA06E was launched in April 2010. The values of the Underlying Index prior to those launch dates were calculated by applying the methodologies of the Underlying Index and the MLCXA06E as if those indices existed as of the relevant dates, and of the DJUBS as of the relevant dates. This historical data on the Underlying Index is not necessarily indicative of the future performance of the Underlying Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Underlying Index during any period set forth below is not an indication that the level of the Underlying Index is more or less likely to increase or decrease at any time over the term of the Notes. On the pricing date, the closing level of the Underlying Index was 366.5771.

The following graph compares the daily historical performances of the MLCXA06E and the DJUBS from January 2006 through September 2011. As discussed above, the level of Underlying Index is calculated based upon two times the difference in the change of the level of the MLCXA06E as compared to the DJUBS. This historical data is not necessarily indicative of the future performance of either the MLCXA06E or the DJUBS or what the value of the Notes may be. Any historical upward or downward trend in the levels of the MLCXA06E or the DJUBS during any period set forth below is not an indication that the level of that Component Index is more or less likely to increase or decrease at any time over the term of the Notes. On the pricing date, the closing level of the MLCXA06E was 388.3872 and the closing level of the DJUBS was 142.7908.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to Bank of America Corporation, when the Notes offered by this pricing supplement, the product supplement, the prospectus supplement and the prospectus, have been completed and executed by Bank of America Corporation, and authenticated by the trustee in accordance with the provisions of the Senior Indenture, and delivered against payment therefor as contemplated by this pricing supplement, the product supplement, the prospectus supplement and the prospectus, such Notes will be legal, valid and binding obligations of Bank of America Corporation, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(d) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated April 28, 2011, which has been filed as an exhibit to our current report on form 8-K dated April 28, 2011.